Exhibit 99.3

IN THE MATTER FULTON BANK OF NEW JERSEY MOUNT LAUREL, NEW JERSEY	STATE OF NEW JERSEY DEPARTMENT OF BANKING AND INSURANCE

CONSENT ORDER TO:
FULTON BANK OF NEW JERSEY
BOARD OF DIRECTORS
FULTON BANK OF NEW JERSEY

Acknowledged:
Fulton Bank of New Jersey, Mount Laurel, New Jersey
By:
CHRISTOPHER BATEMAN
DENNIS N. DeSIMONE
LAWRENCE M. DIVIETRO, JR.
JAMES R. JOHNSON
WARNER A. KNOBE
JOEL A. KOBERT
STEPHEN R. MILLER
ANTOINETTE PERGOLIN
ANTHONY J. SANTYE, JR.
ANGELA SNYDER
PAUL STAHLIN
MARK F. STRAUSS, ESQ.
NORMAN WORTH

WHEREAS, the Commissioner of Banking and Insurance of the State of New Jersey ("Commissioner") is charged with the responsibility of administering and enforcing the New Jersey Banking Act of 1948, N.J.S.A. 17:9A-1 et seq. ("Act"); and
WHEREAS, Fulton Bank of New Jersey is a financial institution chartered by the Commissioner pursuant to the Act; and
WHEREAS, pursuant to N.J.S.A. 17:9A-267, the Commissioner may order a state chartered financial institution to cease and desist any unsafe and unsound banking practices; and
WHEREAS, the Commissioner and the Bank having agreed to enter into this Consent Order pursuant to N.J.S.A. 17:9A-267, and the Bank, without admitting or denying any charges of unsafe and sound banking practices or violations of law or regulation, hereby consents to the following provisions;
NOW THEREFORE, it is on this 25th day of February, 2015, ORDERED AND AGREED that:

BOARD SUPERVISION
1.    The Board shall increase its supervision and direction of the Bank’s BSA Compliance Program, assuming full responsibility for the approval of sound BSA policies, procedures and processes, consistent with the role and expertise expected for directors of banks of comparable size and risk.
MANAGEMENT
2.    The Bank shall have and retain management qualified to oversee all aspects of the Bank's BSA Compliance Program, including a BSA Officer, as described in paragraph 3. Management shall ensure compliance with all applicable laws and regulations that govern BSA compliance. Each member of management shall have the qualifications and experience commensurate with his or her duties and responsibilities related to applicable BSA laws and regulation.
BSA OFFICER
3.    Within 90 days from the effective date of this ORDER, the Bank shall designate a qualified individual

("BSA Officer"), who may be a person who also performs certain BSA functions for the Bank's parent holding company, Fulton Financial Corporation ("FFC"), relating to its BSA/AML Compliance Program, in which the Bank participates, provided such person is acceptable to the Regional Director of the FDIC's New York Regional Office ("Regional Director") and the Commissioner of Banking and Insurance of the State of New Jersey ("Commissioner") and has the requisite delegated and managerial authority, and an adequate level of appropriate resources (including resources provided by FFC and other vendors) to implement and enforce the Bank's BSA compliance in all material respects with all BSA and Anti-Money Laundering ("BSA/AML") laws and regulations. The BSA Officer shall:
(a)    have sufficient decision-making authority to monitor and ensure compliance with the BSA;
(b)    report monthly directly to the Board; and
(c)    be responsible for assuring the proper and timely filing of Suspicious Activity Reports ("SARs"), Currency Transaction Reports ("CTRs"), Reports of International Transportation of Currency or Monetary Instruments ("CMIRs"), Reports of Foreign Bank and Financial Accounts ("FBARs") and any other BSA required reports.
BSA RISK ASSESSMENT
4.    (a)    Within 60 days from the effective date of this ORDER, the Bank shall review and enhance the risk assessment of the Bank's operations ("Risk Assessment"). Subsequently, the Bank shall conduct periodic Risk Assessments, no less than annually, consistent with the guidance for risk assessments set forth in the Federal Financial Institutions Examination Council Bank Secrecy Act/Anti-Money Laundering Examination Manual (the "BSA Manual"), and shall establish appropriate written policies, procedures, and processes regarding Risk Assessments. The Risk Assessment shall address all pertinent risk factors that affect the overall BSA/AML risk profile of the Bank and ensure that risk ratings are accurate and well supported through qualitative and quantitative data.
(b)    Based on the results of the Risk Assessment, a comprehensive system of internal controls to mitigate the risk shall be developed and implemented.

OFAC RISK ASSESSMENT
5.    (a)    Within 60 days from the effective date of this ORDER, the Bank shall review and enhance its Office of Foreign Assets Control ("OFAC") risk assessment ("OFAC Risk Assessment"). Subsequently, the Bank shall conduct periodic OFAC Risk Assessments, no less than annually, consistent with the guidance for OFAC risk assessments set forth in the BSA Manual, and shall establish appropriate written policies, procedures, and processes regarding OFAC Risk Assessments. The OFAC Risk Assessment shall address all pertinent risk factors that affect the overall OFAC risk profile of the Bank and ensure that risk ratings are accurate and well supported through qualitative and quantitative data.
(b)    Based on the results of the OFAC Risk Assessment, a comprehensive system of internal controls to mitigate the risk shall be developed and implemented.
BSA INTERNAL CONTROLS
6.    (a)    Within 90 days from the effective date of this ORDER, the Bank shall develop a revised system of internal controls designed to ensure full compliance with the BSA ("BSA Internal Controls") taking into consideration the Bank's size and risk profile, as determined by the Bank's Risk Assessment.
(b)    At a minimum, such system of BSA Internal Controls shall include policies, procedures, and processes addressing the following areas:
(i)    Suspicious Activity Monitoring and Reporting: The Bank shall, taking into account its size and risk profile, revise and enhance its policies, procedures, processes, and systems for monitoring, detecting, and reporting suspicious activity being conducted in all areas within or through the Bank; and ensure the timely, accurate, and complete filing of SARs, with an appropriate level of documentation and support for management's decisions to file or not to file a SAR, as required by law. These policies, procedures, processes and systems should ensure that all relevant areas of the Bank are monitored for suspicious activity and that alerts generated by the Bank's suspicious activity monitoring systems are investigated and escalated appropriately. The Bank shall adopt measures to ensure that transaction monitoring and suspicious activity reporting functions that are outsourced to FFC are performed to meet regulatory requirements.
(ii)    Due Diligence: The Bank shall review and enhance its customer due diligence ("CDD") policies, procedures and processes for new and existing customers to:
a.    be consistent with the guidance for CDD set forth in the BSA
Manual;
b.    operate in conjunction with its Customer Identification Program ("CIP"); and
c.    enable the Bank to predict with relative certainty the types of transactions in which a customer is likely to engage.
(iii)    At a minimum, the CDD program shall provide for:
a.    a risk assessment of the customer base through an appropriate risk rating system to ensure that the risk level of the Bank's customers is accurately identified based on the potential for money laundering or other illicit activity posed by the customer's activities, with consideration given to the purpose of the account, the anticipated type and volume of account activity, types of products and services offered, and locations and markets served by the customer;
b.    an appropriate level of ongoing monitoring commensurate with the risk level to ensure that the Bank can reasonably detect suspicious activity and accurately determine which customers require enhanced due diligence ("EDD");
c.    a process to obtain and analyze a sufficient level of customer information at account opening to assist and support the risk ratings assigned;
d.    a process to document and support the CDD analysis, including a method to validate risk ratings assigned at account opening, and resolve issues when insufficient or inaccurate information is obtained;
e.    processes to reasonably ensure the timely identification and accurate reporting of known or suspected criminal activity, as required by the suspicious activity reporting provisions of Part 353 of the FDIC's Rules and Regulations, 12 C.F.R. Part 353; and

f.    measures to ensure that CDD services that are outsourced to FFC are performed to meet regulatory expectations.
(iv)    Enhanced Customer Due Diligence: The Bank shall establish EDD policies, procedures and processes to conduct EDD necessary for those categories of customers the Bank has reason to believe pose a heightened risk of suspicious activity, including, but not limited to, high risk accounts, as described in the September 8, 2014 BSA Report of Examination issued jointly by the FDIC and the New Jersey Department of Banking and Insurance ("2014 BSA ROE"). The EDD policies, procedures and processes should:
a.    be consistent with the guidance for EDD set forth in the BSA Manual; and
b.    operate in conjunction with its CIP and CDD policies, procedures and processes.
(v)    At a minimum, the EDD program shall include EDD procedures to:
a.    determine the appropriate frequency for conducting ongoing reviews, based on customer risk level;
b.    determine the appropriate documentation necessary to conduct and support ongoing reviews and analyses in order to reasonably understand the normal and expected transactions of the customer;
c.    reasonably ensure the timely identification and accurate and complete reporting of known or suspected criminal activity against or involving the Bank to law enforcement and supervisory authorities, as required by the suspicious activity reporting provisions of Part 353 of the FDIC's Rules and Regulations, 12 C.F.R. Part 353; and
d.    measures to ensure that EDD services that are outsourced to FFC are performed to meet regulatory expectations.
(vi)    The Bank shall review and enhance its CIP policies, procedures and processes to ensure that the Bank's CIP is consistent with the guidance for CIPs set forth in the BSA Manual.

(vii)    The BSA internal control policies, procedures, processes, and practices shall operate in conjunction with each other, and be consistent with the guidance for account/transaction monitoring and reporting set forth in the BSA Manual, including arranging for the dissemination of a high risk customer list to appropriate departments within the Bank.
(c)    Within 10 days of completion, the Bank shall submit the revised BSA-related internal control policies and procedures to the Commissioner and the Regional Director for non-objection or comment. Within 30 days from receipt of non-objection or comments from the Commissioner and the Regional Director, and after incorporation and adoption of all comments, the Board shall approve the revised BSA internal control policies, procedures, processes and practices, which approval shall be recorded in the minutes of the Board meeting. Thereafter, the Bank shall implement and fully comply with the revised internal control policies, procedures and practices.
REPORTS
7.    The Bank shall review and enhance its policies, procedures and processes in order to appropriately detect reportable transactions and ensure that all required reports, including its CTRs, SARs, CMIRs, FBARs, and any other similar or related reports required by law or regulation are completed accurately and properly filed within required timeframes.
CORRECTIVE ACTION
8.    The Bank shall take all steps necessary, consistent with other provisions of this ORDER and sound banking practices, to eliminate and correct any unsafe or unsound banking practices and any violations of law or regulation cited in the 2014 BSA ROE.

DIRECTORS’ COMPLIANCE COMMITTEE
9.    Within 30 days from the effective date of this ORDER, the Board shall establish a directors’ BSA Compliance Committee (“Compliance Committee”), a majority of which members shall not be and shall not have been, involved in the daily operations of the Bank, and whose composition is acceptable to the Commissioner and the Regional Director, with the responsibility of overseeing the Bank’s compliance with this ORDER, the BSA laws and regulations and the Bank’s BSA Compliance Program. At least one member of the Compliance Committee shall be the Bank’s representative to the Special Joint Board Compliance Committee of FFC. The Compliance Committee shall receive comprehensive monthly reports from the Bank’s BSA Officer regarding the Bank’s compliance with BSA regulations and the Bank’s BSA Compliance Program. The Compliance Committee shall present a report to the Board, at each regularly scheduled Board meeting, regarding the Bank’s compliance with this ORDER, the BSA laws and regulations, and the Bank’s BSA Compliance Program, which shall be recorded in the appropriate minutes of the Board meeting and retained in the Bank’s records.
PROGRESS REPORTS
10.    Within 45 days from the end of each calendar quarter following the effective date of this ORDER, the Bank shall furnish to the Commissioner and the Regional Director written progress reports detailing the form, manner, and results of any actions taken to secure compliance with this ORDER. All progress reports and other written responses to this ORDER shall be reviewed and approved by the Board, and made a part of the Board minutes.
SHAREHOLDER DISCLOSURE
11.    Within 30 days from the effective date of this ORDER, the Bank shall send a copy of this
ORDER, or otherwise furnish a description of this ORDER, to FFC. The description shall fully describe the ORDER in all material aspects.

MISCELLANEOUS
It is expressly understood that if, at any time, the Commissioner and the Regional Director shall deem it appropriate in fulfilling the responsibilities placed upon them under applicable law to undertake any further action affecting the Bank, nothing in this ORDER shall bar, estop, or otherwise prevent the Commissioner or any other federal or state agency or department from taking any other action against the Bank or any of the Bank's current or former institution-affiliated parties.
This ORDER shall be effective on the date of issuance.
The provisions of this ORDER shall be binding upon the Bank, its institution-affiliated parties, and any successors and assigns thereof.
The provisions of this ORDER shall remain effective and enforceable except to the extent that and until such time as any provision has been modified, terminated, suspended, or set aside by the Commissioner.
This agreement may be executed in several counterparts, each of which shall be deemed an original, and all counterparts together shall constitute one and the same instrument.
In the event any paragraph of the ORDER is ruled invalid, illegal or unenforceable by the decision of any court of competent jurisdiction, the validity, legality and enforceability of the remaining paragraphs hereof shall not in any way be affected or impaired thereby.
This ORDER is entered into under the Commissioner's authority under the New Jersey Banking Act of 1948 and shall have the full force of the law as provided in N.J.S.A. 17:9A-267 and 268.

/s/ Kenneth E. Kobylowski
Kenneth E. Kobylowski, Commissioner
Department of Banking and Insurance